

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2020

Nicole Fernandez-McGovern
Chief Financial Officer
AgEagle Aerial Systems Inc.
117 S. 4th Street
Neodesha, Kansas 66567

> **Re: AgEagle Aerial Systems Inc.**
> **Registration Statement on Form S-3**
> **Filed April 27, 2020**
> **File No. 333-237860**

Dear Ms. Fernandez-McGovern :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing